20010687

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FEB 26 2020
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416

SEC FILE NUMBER
8-66606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFG SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL AVENUE, SUITE 1400
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE (603) 380-5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat, Schertzer, De La Torre, Taraboulos & Co.
(Name – *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd #600	Miami	FL	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EDUARDO GRUENER AND MAURICIO GRUENER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFG SECURITIES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA GRANATA
MY COMMISSION # GG288889
EXPIRES: January 06, 2023

Signature

MANAGING MEMBERS
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of independent registered public accounting firm on statement of exemption or compliance.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GFG SECURITIES, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2019

GFG SECURITIES, LLC

CONTENTS

KSDT CPA
ADVISORY | TAX | ASSURANCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of GFG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GFG Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GFG Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GFG Securities, LLC's management. Our responsibility is to express an opinion on GFG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GFG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of GFG Securities, LLC's financial statements. The supplemental information is the responsibility of GFG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as GFG Securities, LLC's auditor since 2011.

Miami, Florida

February 18, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

GFG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets:		
Cash and cash equivalents	$	547,702
Marketable securities, original cost $106,358		109,461
Accounts receivable		150,079
Operating lease right-of-use asset		151,049
Furniture and equipment, net of accumulated depreciation of $14,484		3,672
Other assets		800
Total Assets	$	962,763
Liabilities and Member's Equity:		
Liabilities		
Accounts payable	$	18,056
Operating lease liability		153,309
Due to parent		1,521
Accrued expenses		261,971
Total Liabilities		434,857
Member's Equity		527,906
Total Liabilities and Member's Equity	$	962,763

The accompanying notes are an integral part of these financial statements.

GFG SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Success fees	$ 4,977,225
Retainer and consulting fees	583,001
Management fees	1,671,474
Gain on marketable securities	4,913
Dividend and other income	3,083
Total Revenues	7,239,696
Expenses:	
Employee compensation, commissions and benefits	3,213,694
Occupancy	73,738
Professional fees	531,504
Other operating expenses	202,731
Total Expenses	4,021,667
Net Income	$ 3,218,029

The accompanying notes are an integral part of these financial statements.

GFG SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

Balance - January 1, 2019	$	516,165
Contributions from member		105,000
Distributions to member		(3,311,288)
Net income		3,218,029
Balance - December 31, 2019	$	527,906

The accompanying notes are an integral part of these financial statements.

GFG SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:	
Net income	$ 3,218,029
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	932
Non-cash change to rent expense to recognize operating lease right-of-use asset	2,260
Changes in operating assets:	
Increase in marketable securities	(6,873)
Increase in accounts receivable	(16,101)
Decrease in accounts payable	(2,737)
Decrease in accrued expenses	(181,010)
Net Cash Provided By Operating Activities	3,014,500
Cash Flows From Investing Activities:	
Purchase of furniture and equipment	(3,777)
Net Cash Used In Investing Activities	(3,777)
Cash Flows From Financing Activities:	
Contributions from member	105,000
Distributions to member	(3,311,288)
Repayment of loans from parent	(1,783)
Net Cash Used In Financing Activities	(3,208,071)
Net Decrease In Cash and Cash Equivalents	(197,348)
Cash and Cash Equivalents - Beginning	745,050
Cash and Cash Equivalents - Ending	$ 547,702
Supplemental Cash Flow Information	
Lease assets obtained in exchange for lease obligations:	
Operating leases	$ 151,049
Cash paid for amounts included in measurement of lease liabilities:	
Operating cash flows from operating leases	$ 65,669

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS

ORGANIZATION AND NATURE OF BUSINESS

GFG Securities, LLC (the Company) was incorporated on March 3, 2004 in the State of Delaware and is a wholly owned subsidiary of GFG Holdings, LLC (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since January 26, 2005. The Company is approved to conduct mergers and acquisitions (compensated on a "success-fee" basis) and private placements (acting as agent). The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recorded at the point in time when services have been performed and the transaction is complete. The Company enters into agreements with its customers, which provide for monthly retainer billings for months in which services have been performed. The agreements also provide for success fees to be earned at the point in time that performance under the arrangement is completed (the closing date of the transaction or upon the successful close of a merger and acquisition or capital raising transaction). Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand accounts balances with banks with an original maturity of three months or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOVERNMENT AND OTHER REGULATIONS

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial position of the Company at December 31, 2019, includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value. The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2019.

INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carry forward, related to the members proportionate share of the Company's taxable income and losses. Accordingly, no provision for Federal and State income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, State and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FURNITURE AND EQUIPMENT

Depreciation of furniture and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation ranges from 5 to 7 years. The cost of maintenance and repairs of furniture and equipment is charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts.

Depreciation expense for the year ended December 31, 2019 amounted to $932.

LOSS CONTINGENCIES

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonable estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

CONCENTRATION OF CREDIT RISK

The Company maintains two bank accounts at one high quality financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 for each account. As of December 31, 2019, the Company had uninsured funds at the financial institution of approximately $48,000. All accounts receivable are deemed collectible by management and no reserve for doubtful accounts is required.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2019 was $362,700, which was $343,930 in excess of its required minimum net capital of $18,770.

NOTE 4 - RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT

On January 1, 2012, the Company entered into an Expense Sharing Agreement with its parent company. Under the terms of this agreement, the Company will be billed monthly for its pro-rata share of certain expenses incurred by the parent company for the benefit of the Company. These expenses include, but are not limited to payroll, health insurance, professional fees, rent, office expenses and other operating expenses. During the year ended December 31, 2019, the total amount billed to the Company by its parent was $493,087 and repayments from the Company to its parent totaled $491,564. For financial statement presentation, the expenses incurred under this agreement have been reclassified to their respective expense categories. There is no expiration date on this agreement. As of December 31, 2019, the Company owes its parent company $1,521 under this agreement.

OTHER

During 2019, the Company made distributions to the member of $3,311,288 and received contributions from its member of $105,000.

NOTE 5 - FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, accounts receivable, marketable securities, other assets, due to parent and accounts payable and accrued expenses, approximate fair value at December 31, 2019, due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities which the company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted market prices included within Level 1 that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable

NOTE 5 - FAIR VALUE MEASUREMENTS (CONTINUED)

or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and rely on management's assumptions in pricing the asset or liability and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Marketable securities consisting of various bond funds owned at December 31, 2019, is determined using market prices. Changes in fair value of marketable securities are recognized in earnings as they occur. Accordingly, these securities are generally categorized in level 1 of the fair value hierarchy.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and do not anticipate entering into such transactions over the next twelve months.

LITIGATION

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LEASING ACTIVITIES

Operating leases are primarily for office space and equipment.

On February 3, 2012, the Company entered into an agreement with its parent company to sublease their office space under the same terms as the parent company's lease. The parent's lease was renewed in April 2018 and will expire on April 30, 2022. Minimum rentals under this sublease are as follows:

2020	$ 67,638
2021	69,670
2022	23,451
Total payments due under operating lease liabilities	160,759
Less discount to present value	(7,450)
Total operating lease liabilities	$153,309

In February 2016, the FASB issued ASU 2016-02, Leases (Topic) 842 which supersedes existing guidance on accounting for leases. This standard update, upon adoption, intends to increase transparency and improve comparability by requiring entities to recognize right-of-use assets and liabilities on the statement of financial condition for all leases with certain exceptions. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2018; early adoption is permitted. The provisions of this update are to be applied using a modified retrospective approach. The Company to adopted this accounting standard on January 1, 2019. The Company's current operating lease portfolio is primarily composed of office space.

Operating lease cost was $60,378 for the year ended December 31, 2019.

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2019:

Weighted Average Remaining Lease Term	
Operating Lease	2.5 years
Weighted Average Discount Rate	
Operating Lease	4.0%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2019 and through February 18, 2020, the date the financial statements were available to be issued. There have been no subsequent events that occurred during such period that require disclosure or would be required to be recognized in the accompanying financial statements as of December 31, 2019.

GFG SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

Total Assets	$ 962,763
Less Total Liabilities	434,857
Member's Equity	527,906
Add Allowable Credits	-
Total Capital and Allowable Liabilities	527,906
Less haircut on marketable securities	(10,656)
Add Non-Allowable Liabilities	151,049
Less Non-Allowable Assets	(305,599)
Net Capital	362,700
Net Capital Required - Greater of $5,000 or 6 2/3% of Aggregate Indebtedness	18,770
Excess Net Capital	$ 343,930
Net capital less greater of 10% of aggregate indebtedness or 120% on minimum net capital required	$ 334,545
Aggregate Indebtedness	$ 281,548
Ratio: Aggregate Indebtedness to Net Capital	0.776

There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

See independent registered public accounting firm's report regarding supplementary information.

GFG SECURITIES, LLC

SCHEDULE II

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2019.

See independent registered public accounting firm's
report regarding supplementary information.

GFG SECURITIES, LLC

SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2019.

KSDT CPA
ADVISORY | TAX | ASSURANCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of GFG Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) GFG Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GFG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) GFG Securities, LLC stated that GFG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GFG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GFG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 18, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 60
Miami, FL 33156

www.ksdtcpa.com

Telephone. 305-670-3370
Fax: 305-670-3390

GFG SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO SEC Rule 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2019

GFG Securities, LLC operates pursuant to paragraph (k) (2) (i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2019, without exception.

Eduardo Gruener, Managing member for GFG Holdings, LLC

Mauricio Gruener, Managing member for GFG Holdings, LLC